McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

August 20, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:          Amy Bruckner

Re:       SEC Comment Letter dated August 7, 2007
Registrant:  Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-15669

Dear Ms. Bruckner:

This is to confirm our telephone conversation of August 16, 2007 concerning the above-referenced Comment Letter.  We expect to be able to file the Registrant's responses not later than the close of business on August 31, 2007.

If you have any questions, please contact me.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

cc: Mr. John R. Potapchuk
Mr. Stephen B. Paige